Exhibit 99.1

NEWS RELEASE

Kinross Gold, Trout Unlimited and Rocky Mountain Elk Foundation

partner to protect wildlife habitat near Yellowstone National Park

Kinross to donate water rights to conserve fish habitat in Yellowstone River watershed and conservation easement to protect important land used in elk migration

Jardine, Montana – August 17, 2017 – In the spirit of responsible mining and a strong commitment to environmental conservation, Kinross Gold U.S.A., Inc., Trout Unlimited and the Rocky Mountain Elk Foundation announced today an agreement to protect and conserve important fish and wildlife habitat adjacent to Yellowstone National Park.

As part of its remediation and reclamation plans for the Mineral Hill Mine, a subsidiary of Kinross donated water rights representing approximately 3 billion gallons of water to Trout Unlimited to permanently protect vital fish habitat in tributaries of the Yellowstone River. It also reached a conservation easement agreement with the Rocky Mountain Elk Foundation to permanently protect a 549-acre land corridor used as an important elk migration route and scenic Yellowstone National Park viewshed.

“Mining responsibly is an imperative at Kinross and guides decision-making at all of our properties,” said J. Paul Rollinson, Kinross Gold President and CEO. “We are proud to partner with Trout Unlimited and the Rocky Mountain Elk Foundation to achieve positive benefits for the environment and local community by protecting important fish and wildlife habitat in the Yellowstone area.”

“Last year’s fish kill and emergency closure of the Yellowstone River underscored the importance of making our rivers more resilient. This agreement will help keep more water in the river, providing cooler temperatures in the height of summer and better habitat for fish and wildlife. It is great to see a company such as Kinross understand that healthy fisheries are the lifeblood of the West. Trout Unlimited is excited to see such a partnership provide lasting benefits to both the river and the communities that depends on it,” said Chris Wood, Trout Unlimited President and CEO.

“This project is a win-win for elk and elk country because it permanently protects a key migration corridor as well as important habitat for elk, deer and other wildlife,” said David Allen, Rocky Mountain Elk Foundation President and CEO. “We appreciate the work of our partners in conserving the land’s wildlife values and improving public access.”

Trout Unlimited Water Rights Donation

▪	Mining water rights representing approximately 3 billion gallons of water, which is up to 2.5 cubic feet per second (cfs) in Pine Creek, and 14 cfs in Bear Creek, two tributaries of the Yellowstone River.

▪	Conserved water will benefit the Yellowstone River, its fisheries, agricultural irrigators, and communities as far downstream as Livingston, MT.
▪	Will allow Trout Unlimited and Montana Fish, Wildlife, and Parks to permanently protect flows in Pine Creek and Bear Creek all the way to the Yellowstone River, perpetually benefitting Yellowstone cutthroat trout and other wild trout habitat.
▪	Donation will benefit the angling and tourism industry in the upper Yellowstone River.
o	Angling and tourism generate $70 million in direct spending in Park County every year.
o	Travel and tourism industry is growing twice as fast as any other industry in Park County and provides 31% of the jobs.
▪	Water donation marks the first anniversary of the 2016 Yellowstone River closure.

Rocky Mountain Elk Foundation Conservation Easement Agreement

▪	549 acres of the Mineral Hill Bear Creek property will be permanently protected.
▪	The property is important habitat for elk, deer, moose, and many other game and non-game species.
▪	The property is a vital part of the migration corridor for the thousands of elk in the Northern Herd as they migrate from Yellowstone to the Dome Mountain Wildlife Management Area.
▪	Will protect a beautiful viewshed that can be seen from the Mammoth and Grand Loop Roads within Yellowstone.
▪	Provide public access to the popular Pine Creek Trail.

The water rights donation and conservation easement were made by Kinross Gold U.S.A., Inc.’s wholly-owned subsidiary, TVX Mineral Hill, Inc. (“TVX”). The Mineral Hill Mine was operated by TVX until the mine closed in 1996. TVX became a subsidiary of Kinross Gold U.S.A., Inc. in 2003.

Mining in the Mineral Hill region dates back to the 1860’s, and many generations of Americans have benefited from the rich mineral endowment in the area. After the Mineral Hill Mine’s closure, the Company’s extensive reclamation activities earned the U.S. Bureau of Land Management’s Hard Rock Mineral Environmental Award in 2011. Today, the responsible stewardship of the land has come full circle with this agreement, as fish and wildlife habitat conserved here will benefit future generations.

Celebration and Dedication Event

To commemorate this conservation agreement, Yellowstone National Park Superintendent Dan Wenk will host an event today near Jardine, Montana at 1 p.m. MT.

Montana Governor Steve Bullock, Deputy Secretary of the Department of the Interior David Bernhardt, Montana Senator Jon Tester, Montana Senator Steve Daines, and Congressman Greg Gianforte will attend the event and speak about the significance of this conservation agreement.

About Trout Unlimited

Trout Unlimited is a non-profit organization with 300,000 members and supporters nationwide dedicated to conserving, protecting and restoring North America’s coldwater fisheries and their watersheds.

Founded in 1964, Montana Trout Unlimited is the only statewide grassroots organization dedicated solely to conserving and restoring coldwater fisheries. Montana Trout Unlimited is comprised of 13 chapters representing approximately 4,500 Trout Unlimited members.

For more information contact:

Patrick Byorth, Trout Unlimited Montana Water Director

406-522-7291

pbyorth@tu.org

www.tu.org

About the Rocky Mountain Elk Foundation

Founded over 30 years ago, fueled by hunters and a membership of more than 222,000 strong, RMEF has conserved more than 7.1 million acres for elk and other wildlife. RMEF also works to open and improve public access, fund and advocate for science-based resource management, and ensure the future of America’s hunting heritage.

For more information contact:

Mike Mueller, RMEF Lands Program Manager

406-4393-6650

mmueller@rmef.org

www.rmef.org

About Kinross Gold Corporation

Kinross is a senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (TSX: K) and the New York Stock Exchange (NYSE: KGC).

For more information contact:

Louie Diaz, Director, Corporate Communications

416-369-6469

louie.diaz@kinross.com

Kinross Corporate Responsibility Report

www.kinross.com